Exhibit 9.02

CannaPharmaRx Inc. Audit Engagement Letter

Thank you for choosing GreenGrowth CPAs (“we” or “our”) to provide audit services as described below (“Services”) for CannaPharmaRx Inc. (“Client”) shown and signed at the end of this Engagement Letter (“Engagement Letter”). This Engagement Letter describes the scope of GreenGrowth CPAs Services, the respective responsibilities of GreenGrowth CPAs and Client, our fees, and other terms and conditions under which we will provide the Services.

SCOPE OF SERVICES

We will audit Client’s consolidated financial statements which comprise the balance sheets for the year ended December 31, 2023 (“FY23”), and the related statements of income, shareholders equity, and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information prepared in accordance with United States Generally Accepted Accounting Principles (“US GAAP”).

We will review the Client’s consolidated financial statements which comprise the balance sheets for periods ended September 30, 2023 (“Q3 FY23”), March 31, 2024 (“Q1 FY24”), June 30, 2024 (“Q2 FY24”), and the related consolidated statements of income, shareholders equity, and cash flows and a summary of significant accounting policies and other explanatory information prepared in accordance with US GAAP.

AUDIT OBJECTIVE

The objective of our audit is the expression of an objective opinion about whether your financial statements are fairly presented, in all material respects, in conformity with US GAAP. Our audit will be conducted in accordance with PCAOB and will include tests of your accounting records and other procedures we consider necessary for us to obtain the reasonable assurances required to express an opinion as described above. We will issue a written report upon completion of our audit of Client’s financial statements. Our report will be addressed to your board of directors. We cannot provide any assurance that an unqualified opinion will be expressed. Circumstances may arise in which it is necessary, under our professional standards, for us to modify our opinion or add what is known as an “emphasis-of-matter” or “other-matter” paragraph. If our opinion is other than unqualified, we will discuss the reasons with you in advance. If, for any reason, we are unable to complete the audit or are unable to form or have not formed an opinion, we may decline to express an opinion, issue a disclaimer of opinion, or withdraw from this engagement.

AUDIT PROCEDURES

Our procedures will include tests of documentary evidence supporting the transactions recorded in the accounts, and direct confirmation of certain assets and liabilities. We may also request written representations from your attorneys as part of the engagement, including confirmation that your business operates in accordance with state and local laws and regulations. At the conclusion of our audit, we will require certain written representations from Client’s management regarding the financialstatements and related matters. Such written representations are a critical part of the audit that we will perform, and we are unable to finalize our engagement or report and express our opinion without these written representations.

An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Accordingly, our audit will involve professional judgment about the number andtypes of transactions to be examined and the areas to be tested. An audit also includes evaluating the appropriateness of accounting policies and practices implemented, and the reasonableness of significant accounting estimates made by Client’s management, as well as evaluating the overall presentation and fairness of the financial statements. We will plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether such material misstatements arise from (1) errors or omissions, (2) under reporting or recognition of revenue, (3) fraudulent financial reporting, (4) misappropriation of assets or inventory, or (5) violationsof laws or governmental regulations that are attributable to Client or its management or employees acting on behalf of Client.

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CannaPharmaRx Inc. Audit Engagement Letter

Because of the inherent limitations of an audit, combined with the inherent limitations of internal controls, and because we will not perform a detailed examination of all transactions, there is a risk that material misstatements may exist and not be detected by us, even though the audit is properly planned and performed in accordance with PCAOB auditing. In addition, an audit is not designed to detect immaterial misstatements or violations of laws or governmental regulations that do not have a direct andmaterial effect on the financial statements. However, we will inform the appropriate level of management of any material errors, under reporting of revenue, fraudulent financial reporting, or misappropriation of assets or inventory that comes to our attention. We will also inform the appropriate level of management of any violations of laws or governmental regulations that come to our attention.

Our responsibility as auditors is limited to the period covered by our audit as stated above and does not extend to any later periods for which we are not engaged as auditors.

Our audit will include obtaining an understanding of the Company and its environment (including internal controls) sufficient to assess the risks of a material misstatement of the financial statements, to design the nature, timing, and extent of further audit procedures, and form our opinion. An audit is not designed to provide assurance on the quality of internal controls, to identify deficiencies or weaknesses in internal control, or to detect fraud or theft of assets. However, during the audit, we will communicate to you and those responsible for internal controls related matters that are required to be communicated under professional standards.

We may from time to time, and depending on the circumstances, use third-party service providers in serving your account. GreenGrowth CPAs remains responsible for the work of any such third- party service providers.

REVIEW OBJECTIVE

The objective of a review conducted in accordance with the PCAOB standards is to obtain limited assurance that there are no material modifications that should be made to the financial statements in order for them to be in conformity with US GAAP. We will issue a written report upon completion of our review of Client’s financial statements. Our report will be addressed to your board of directors.

Our ability to issue any report as a result of this engagement and the wording thereof will, of course, be dependent on the facts and circumstances at the date of our report. If, for any reason, we are unable to complete our review, we may decline to issue any report as a result of this engagement. If we are unable to complete our review or if any report to be issued by us as a result of this engagement requires modification, the reasons for this will be discussed with the Board of Directors and the Company’s management.

REVIEW PROCEDURES

We are responsible for conducting this engagement in accordance with the review standards. A review includes primarily applying analytical procedures to the Company’s financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole.

A review does not contemplate obtaining: an understanding of the Company’s internal control; assessing fraud risk; tests of accounting records by obtaining sufficient appropriate audit evidence through inspection, observation, confirmation, or the examination of source documents (e.g., cancelled checks or bank images); or other procedures ordinarily performed in an audit. Accordingly, we will not express an opinion regarding the financial statements as a whole. Also, a review cannot be relied upon to disclose errors, fraud, or illegal acts that may exist. We may from time to time, and depending on the circumstances, use third-party service providers in serving your account. GreenGrowth CPAs remains responsible for the work of any such third- party service providers.

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CannaPharmaRx Inc. Audit Engagement Letter

MANAGEMENT RESPONSIBILITIES & ACKNOWLEDGEMENTS

Client is responsible for designing, establishing, implementing, and maintaining internal controls, including monitoring ongoing business activities; for the selection and application of accounting principles and financial reporting framework; and sound accounting policies and practices, including accurately recording cash transactions, accounting for inventory, and the prevention and detection of theft. Client confirms that its senior management possess suitable skill, knowledge, and experience to prepare and fairly represent the financial statements in conformity with US GAAP and are responsible for the same. Client is also responsible for making all financial records and related information available to us, and for the accuracy and completeness of that information. Client is also responsible for providing us with (1) access to all information of which it is aware that is relevant to the preparation and fair presentation of the financial statements, (2) additional information that we may request for the purpose of the audit, and (3) unrestricted access to persons within Client’s organization from whom we determine it necessary to obtain audit evidence.

As part of our engagement, we may propose corrections or adjustments to your financial statements. Nonetheless, your responsibilities include reviewing and understanding such proposed corrections or adjustments and making the necessary changes to the financial statements to correct material misstatements and confirming to GreenGrowth CPAs in the management representation letter that the effects of any uncorrected misstatements identified by GreenGrowth CPAs during the current engagement and pertaining to the latest period presented are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

Client is responsible for the design and implementation of programs and controls to prevent and detect theft and fraud, and for informing us about all known, suspected, or alleged fraud or theft affecting the Client’s organization involving management, employees who have significant roles in internal control, and others where the fraud or theft could have a material effect on the financial statements. Client responsibilities include informing GreenGrowth CPAs of its knowledge of any allegations of fraud or theft or suspected fraud or theft affecting Client. In addition, Client is responsible for (1) identifying federal, state, or local laws applicable to Client’s business, and (2) ensuring that Client’s employees and contractors comply with such applicable laws and regulations. Client is responsible for the preparation of the supplementary information in conformity with US GAAP. Client agrees to include our report on the supplementary information in any document that contains, and indicates that GreenGrowth CPAs has reported on, the supplementary information. Client also agrees to include the audited financial statements with any presentation of the supplementary information that includes our report thereon.

USE AND CONFIDENTIALITY INFORMATION

GreenGrowth CPAs agrees to hold Client’s confidential information in strict confidence and not to disclose such confidential information to any third party or to use it for any purpose other than as specifically authorized by Client. GreenGrowth CPAs agrees that it will not disclose confidential information to its affiliates, subsidiaries, parent entities, or other subsidiaries of any parent entity without the prior written consent of Client. GreenGrowth CPAs agrees that it will employ all reasonable steps to protect the confidential information of Client from unauthorized or inadvertent disclosure, including without limitation all steps that it takes to protect its own information that it considers proprietary. GreenGrowth CPAs agrees that it will ensure that all contractors, agents or otherthird parties as to whom permission has been granted to share confidential information will comply with the terms of this paragraph.

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CannaPharmaRx Inc. Audit Engagement Letter

FEES AND EXPENSES

Our fees for the Audit of the Consolidated Financial Statements are $52,000. The timeline for billings will be as follow:

•	$23,400 due on January 10, 2024 upon start of work
•	$23,400 due on February 10, 2024
•	$5,200 due on March 10, 2024 upon completion of work, prior to issuance

Our fees for the Interim Reviews of the Consolidated Financial Statements are $9,500 per review. The timeline for billings will be as follow:

•	$4,750 due on October 10, 2023
•	$4,750 due on November 10, 2023 prior to issuance
•	$4,750 due on April 10, 2024
•	$4,750 due on May 10, 2024 prior to issuance
•	$4,750 due on July 10, 2024
•	$4,750 due on August 10, 2024 prior to issuance

The fees are not dependent or contingent on the findings or results of the Services, nor are amounts refundable. You agree to pay all fees and expenses incurred whether or not we issue an audit report. Once GreenGrowth CPAs has completed work as described within our engagement letter, we will reach out to indicate next steps and what is needed (review of draft documents, final payment etc.). If we are unable to connect/reach you after 20 days, we will issue a final invoice with all work completed and send your final invoice. If payment is not received for this updated final invoice, we will work with an internal and/or 3rd party revenue collection agent/company.

Any additional services provided to the Client outside of the Service described herein will be bill at our hourly rate of $300 per hour for such services.

Client is responsible for our professional fees and reasonable costs related to providing the service, such as travel costs, administrative costs associated with sending confirmations. In addition, Client is responsible for our professional fees and reasonable costs related to subpoenas, or giving an interview or deposition incurred which is related to the Services.

The Client is responsible for reimbursement of all engagement related expenses, including but not limited to expenses incurred for background checks, use of confirmation.com, third party pre-issuance quality review, and third party engagement quality review services.

PAYMENT

We accept payment via ACH wire transfer to the following account:

Preferred Bank	Account Name: GreenGrowth CPAs

10250 Constellation Blvd Suite 100	Account Number: 004009983
Los Angeles CA 90067-0000	Routing Number: 122042205

In the event that payment is not received upon the invoice reaching its due date, we reserve the right to take actions to collect, including but not limited to, charging of interest at the rate of 1.5% per month (equating to an annualized rate of 18%), the refusal to perform additional work or services until your account is brought current, and/or termination of our relationship with you. Additionally, if non-payment persists after the due date, any unpaid balance may be transferred to a collection agency, which holds the authority to apply collection fees in accordance with their policies. Any collection fees incurred by the collection agency will be paid by Client.

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CannaPharmaRx Inc. Audit Engagement Letter

TERMINATION

Client may terminate this Engagement Letter at any time and for any reason with written notice to GreenGrowth CPAs. Notice of termination will be effective upon receipt. Upon receipt of notice of termination, GreenGrowth CPAs will cease all work on requested services, refund any unused portion of the Initial Deposit or subsequent retainer amount, provide the description of services performed in accordance with the provisions of the paragraph above, and return any Confidential Information to Client. Termination for any reason will not affect Client’s obligation to pay us any outstanding fees and expenses incurred prior to termination, or our obligation to transfer files to and otherwise cooperate with successor service providers. The confidentiality provisions of this Engagement Letter will survive termination.

GreenGrowth CPAs may terminate this Engagement Letter with ten 10 days written notice if Client fails to fulfill any of its material obligations, including, without limitation, its obligation to pay the fees specified in this Engagement Letter, or provide the required information. In addition, GreenGrowth CPAs may terminate this Engagement Letter at any time if Client fails to meet GreenGrowth CPAs’s client acceptance and retention policy.

INDEPENDENCE MATTERS

PCAOB Rule 3526, Communication with Audit Committees Concerning Independence, requires that we disclose to you in writing, at least annually, all relationships between our firm and any affiliates and your company and its related entities or persons in financial reporting oversight roles at your company that may reasonably be thought to bear on independence.

The following is a description of such relationships of which we are aware that are relevant to our audit of the Company’s financial statements for the year ending December 31, 2023:

- We are aware of no such relationships.

We confirm that we are independent of the Company in compliance with PCAOB Rule 3520 and within the meaning of the federal securities laws administered by the Securities and Exchange Commission. As further required by PCAOB Rule 3526, we will be pleased to discuss the potential effects of such relationships on our independence with respect to the Company with you should you desire.

This letter is intended solely for use by you and other members of the Board of Directors in your consideration of our independence as auditors, and should not be used for any other purpose.

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CannaPharmaRx Inc. Audit Engagement Letter

GENERAL

Warranty & Limitations. The Services performed under this Engagement Letter are professional in nature. GreenGrowth CPAs warrants it will perform the Services in good faith, with due care, and in accordance with professional standards. GreenGrowth CPAs specifically disclaims all other warranties, either express or implied, and makes no guarantee regarding the results of the Services and/or the use byyou or any permitted third party. As your exclusive remedy for any failure to meet its warranty obligations, GreenGrowth CPAs will use diligent efforts to correct such failure, or, at its option, return the professional fees paid to GreenGrowth CPAs with respect to the associated Services, but not to exceed the amount of actual and direct damages resulting from our failure to meet our obligations or theamount paid to GreenGrowth CPAs. In no event will GreenGrowth CPAs be liable for any indirect, consequential, special, exemplary, or punitive damages. Any claim or action by either party, regardless of its nature, arising out of or relating to any matter under the Engagement Letter must be brought with 24 months after the party first knows or has reason to know that the claim or cause of action exists, unless otherwise provided by applicable law. Client will indemnify and hold harmless GreenGrowth CPAs, its subcontractors and their personnel from any and all costs, expenses, settlements or penalties (“Liability”) related to any proceeding initiated by a third party, including, without limitation, the criminal prosecution or threat of prosecution by federal state and local government authorities, except tothe extent that such Liability results from GreenGrowth CPAs’s gross negligence or intentional misconduct.

Complete Agreement. This Engagement Letter constitutes the entire agreement between Client and GreenGrowth CPAs with respect to this engagement, supersedes all other oral and written representations, understandings or agreements relating to this engagement, and may not be amended except by the mutual written agreement of the Client and GreenGrowth CPAs.

Assignment. Client may not assign the Engagement Letter to any other party without GreenGrowth CPAs’s prior written consent, except that you may assign the Engagement Letter to any party that acquires your organization. This Engagement Letter are binding on GreenGrowth CPAs and your successors and permitted assigns. Except as expressly provided in the Engagement Letter, there are no third-party beneficiaries.

Governing Law & Venue. This Engagement Letter and all matters relating to the Services are governed by the laws of the State of California. Any legal action related to the Services not otherwise resolved by the parties will be brought exclusively in the appropriate court located in San Diego County, California.

Waiver & Enforceability. No waiver of any breach of this Engagement Letter will be effective unless in writing and signed by the applicable party. No waiver of one breach is a waiver of any other or subsequent breach. If any provision of this Engagement Letter is found to be unenforceable, the enforceability of other provisions will not be affected; and the unenforceable provision will be modifiedto the extent necessary to render it enforceable, preserving to the fullest extent permissible the intent of the parties. Please indicate your acceptance of this agreement by responding with your acknowledgement.

We sincerely appreciate the opportunity to serve you. Please date and sign this letter to acknowledge your agreement with, and acceptance of your responsibilities, and the terms of this engagement.

/s/ Devin Fouse	11/3/2023
GreenGrowth CPA’s	Date

/s/ Dean Medwid	11/3/2023
Dean Medwid	Date
Director & Chief Executive Officer

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